Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 6, 2017

Relating to Preliminary Prospectus Supplement dated June 6, 2017

Registration No. 333-207309

CalAtlantic Group, Inc.

Issuer:	CalAtlantic Group, Inc.

Security Description:	Senior Notes

Distribution:	SEC Registered

Face:	$350,000,000

This represents an increase of $50,000,000 in aggregate principal amount of notes being offered.

Gross Proceeds:	$350,000,000

Net Proceeds to Issuer (before expenses):	$347,725,000

Coupon:	5.000%

Maturity:	June 15, 2027

Offering Price:	100.000%

Yield to Maturity:	5.000%

Spread to Treasury:	+286 bps

Benchmark:	UST 2.375% due May 15, 2027

Interest Payment Dates:	June 15 and December 15

Beginning:	December 15, 2017

Optional Redemption:	Makewhole call @ T+50 bps; par call beginning December 15, 2026

Change of Control Triggering Event:	Put @ 101% of principal plus accrued interest

Trade Date:	June 6, 2017

Settlement Date:	June 9, 2017

CUSIP:	128195 AP9

ISIN:	US128195AP96

Denominations:	2,000 x 1,000

Joint-bookrunners:	Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Credit Suisse Securities (USA) LLC

Wells Fargo Securities, LLC

Co-managers:	BNP Paribas Securities Corp.

SunTrust Robinson Humphrey, Inc.

Comerica Securities, Inc.

U.S. Bancorp Investments, Inc.

Terms used but not defined herein shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

As a result of the increase in the size of the transaction, cash and equivalents, the carrying amount of our 5.000% Senior Notes due June 2027 being offered pursuant to this offering, total debt and total capitalization, on an as adjusted basis to give effect to the April Refinancing, this offering and the use of proceeds therefrom, as described in the Preliminary Prospectus Supplement, will be $265,812,000, $347,225,000, $3,508,346,000 and $7,795,719,000 respectively.

In addition, adjusting for the April Refinancing and assuming we had consummated this offering as of March 31, 2017 and used the proceeds therefrom as described in the Preliminary Prospectus Supplement, the principal amount of our homebuilding debt would have been $3,516.6 million (including the notes, but excluding indebtedness relating to our mortgage banking operation and letter of credit facilities of our Unrestricted Subsidiaries, as defined under “Description of notes—Certain Definitions”), and we and the subsidiary guarantors would have had approximately $3,895.2 million in principal amount of debt outstanding (which is comprised of the homebuilding debt described in the previous sentence (which includes the notes) and $378.6 million of intercompany indebtedness to our subsidiaries that are not subsidiary guarantors), all of which is unsecured and would rank equally with the notes.

Finally, as of March 31, 2017, after adjusting for the April Refinancing and giving pro forma effect to this offering, the maximum aggregate amount of indebtedness under our indentures and senior credit facilities that we could be required to repurchase or repay upon:

•	a change of control triggering event was approximately $3,030.0 million, and

•	a change of control without a ratings decrease event (and therefore without a requirement to purchase the notes offered hereby) was approximately $492.5 million.

Other as adjusted values in the Preliminary Prospectus Supplement, will be and are deemed revised accordingly.

This communication is intended for the sole use of the person to whom it is provided by the sender. This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of the notes or the offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

CalAtlantic Group, Inc. has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (including the preliminary prospectus supplement) in that registration statement and other documents CalAtlantic Group, Inc. has filed with the SEC for more complete information about CalAtlantic Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from your sales representative at: Citigroup Global Markets Inc. at (800) 831-9146.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.